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                            May 5, 2021

       David Stasse
       Executive Vice President and Chief Financial Officer
       Trinseo S.A.
       1000 Chesterbrook Boulevard, Suite 300
       Berwyn, PA 19312

                                                        Re: Trinseo S.A.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 22,
2021
                                                            File No. 001-36473

       Dear Mr. Stasse:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Notes to Consolidated Financial Statements
       Note 5 - Investments in Unconsolidated Affiliates, page F-19

   1. Please provide us a reconciliation between your equity in earnings of unconsolidated affiliates, as reported
in the consolidated statements of operations, and net income reported by Americas
Styrenics on page F-61 for each period presented.
 David Stasse
FirstName  LastNameDavid Stasse
Trinseo S.A.
Comapany
May  5, 2021NameTrinseo S.A.
May 5,
Page 2 2021 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences